Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended
	July 1, 2006	July 2, 2005

Income before taxes	$3,127	$5,905
Adjustments:
Add fixed charges	74	33
Subtract interest capitalized	(32)	—

Income before taxes and fixed charges	$3,169	$5,938

Fixed charges:
Interest	$14	$7
Capitalized interest	32	—
Estimated interest component of rental expense	28	26

Total	$74	$33

Ratio of earnings before taxes and fixed charges, to fixed charges	43	180